UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79230 / November 3, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17366

In the Matter of **Capitol City Bancshares, Inc.,** **Chang-On International, Inc.,** **Computer Graphics International, Inc.,** **John D. Oil and Gas Company,** **Legal Life Forms, Inc., and** **Powder River Coal Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO JOHN D. OIL AND GAS COMPANY**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by John D. Oil and Gas Company ("John D. Oil" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 9, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to John D. Oil and Gas Company ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

      1.   John D. Oil (CIK No. 1086411) is a Maryland corporation located in Mentor, Ohio. At all times relevant to this proceeding, the securities of John D. Oil have been registered under Exchange Act Section 12(g). As of May 31, 2016, the company's stock (symbol "JDOGQ") was traded on the over-the-counter markets.

      2.   John D. Oil has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2011. John D. Oil has also failed to comply with Exchange Act Section 13(a) and Rule 13a-11 thereunder when it failed to timely report the termination of the auditor-client relationship, as required by Item 304 of Regulation S-K.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                    Brent J. Fields
                                    Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.